Mail Stop 3720

May 24, 2007

Mr. William T. Hanelly
Chief Financial Officer
C-COR Incorporated
60 Decibel Road
State College, PA 16801

> **Re**: **C-COR Incorporated**
> **Form 10-K for Fiscal Year Ended June 30, 2006**
> **Filed September 13, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended March 30, 2007**
> **File No. 0-10726**

Dear Mr. Hanelly:

We have reviewed your supplemental response letter dated April 12, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 29, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended June 30, 2006

Note 13. Long-Term Debt, page 64

1.    We note your response to prior comment 4. Paragraph 61(d) of FAS 133 also states "However, for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk." Additionally, while none of the examples in DIG Issue B16 are directly on point to the company's fact pattern, examples 2, 3 and 8 all show examples where the payoff is adjusted based upon changes to an index (rather than merely representing the repayment of principal at par, plus any unpaid and accrued interest), and the index is not interest rates or credit risk, but rather an equity price. In those examples, the conclusion set forth in DIG Issue B16 is that "The embedded call option is not clearly and closely related to the debt host contract because the payoff is indexed to an equity price. Therefore, regardless of whether

there is a significant premium or discount…the call option must be bifurcated." We understand that the payoff amount is based upon two main factors: the date of repurchase and the Company's stock price. Accordingly, it would appear that the put option is indexed to the Company's stock price, not interest rate or credit risk, and therefore would not be deemed to be clearly and closely related to the debt host. Despite no significant premium or discount existing on the debt, it appears to us that the put option would require bifurcation from the debt instrument under the guidance given in DIG Issue B16. Please provide us with a comprehensive analysis of the application of DIG Issue B16 in this situation, as well as your interpretation of the additional guidance in paragraph 61(d) of FAS 133 with respect to allowable indexes.

Form 10-Q for Quarter Ended March 30, 2007

Note 6.  Goodwill and Other Intangible Assets, page 11

2.     We note that you utilized an independent third-party to assist in the determination of the value of your goodwill. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director